Exhibit 99.9

LOCK-UP AGREEMENT

September 9, 2026

Piraeus Bank S.A.

DNB Carnegie, a part of DNB Bank ASA

Fearnley Securities AS

named in the Placing Agreement mentioned below

Ladies and Gentlemen:

The undersigned, an officer of Safe Bulkers, Inc. (the “Issuer”), understands that the Managers propose to enter into a Placing Agreement on or about 9 September 2026 (the “Placing Agreement”) with the Issuer providing for an offering of newly-issued shares of common stock of the Issuer (the “New Shares”). Capitalised terms used but not otherwise defined herein shall have the meaning assigned in the Placing Agreement.

In recognition of the benefit that the Offering will confer upon the undersigned as a shareholder of the Issuer, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees with each Manager named in the Placing Agreement that, during a period of 180 days from the date of admission of the New Shares to trading on Euronext Athens and the NYSE (the “Lock-up Period”), the undersigned will not, without the prior written consent of the Managers (such consent not to be unreasonably withheld or delayed), directly or indirectly:

1.	offer, pledge, lien, charge, sell, contract to sell, distribute, transfer or grant any option, right, subscription right or contract to purchase, exercise any option to sell, purchase any option or contract to sell, or lend, or enter into any other agreement or arrangement having a similar effect, or in any way, whether directly or indirectly, dispose of the legal title to or beneficial interest in any Shares that it may hold, or any securities convertible into or exercisable or exchangeable for Shares or other securities of the Issuer held by the undersigned, whether any such transaction is to be settled by delivery of Shares or other securities, in cash or otherwise;

2.             enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any Shares or other securities of the Issuer held by the undersigned, whether any such transaction is to be settled by delivery of Shares or other securities, in cash or otherwise; or

3.	publicly announce such an intention to effect any such transaction.

The foregoing undertaking shall, however, not prohibit the undersigned from (A) accepting a general offer, public take-over or public tender offer (including, for the avoidance of doubt, by way of cash settlement of Shares or other securities) for all or substantially all of the Shares (other than the Shares already owned by the offeror or potential offeror or persons affiliated with, acting as intermediary for, or acting in concert with such offeror or potential offeror) or a merger proposal, giving an irrevocable commitment to accept such an offer or such a merger proposal, or transferring or otherwise disposing of Shares or any other securities to an offeror or potential offeror during the period of such an offer. (B) transferring Shares pursuant to any offer by the Issuer to purchase its own Shares, which is made on identical terms to all shareholders of the Issuer, (D) transferring Shares or any other securities if required by law. regulation or a court of competent jurisdiction. or (E) transferring Shares intra-group (to affiliates or to one or more legal successors pursuant to a merger. liquidation. (partial) de-merger. transfer or contribution of a branch of activity or transfer or contribution of a universality). or to any other existing shareholder of the Issuer or the undersigned (subject in each case referred to under this item (E) to such transferee being bound by the lock-up undertakings for the remainder of the Lock-up Period): the Managers in their sole discretion may release any of the securities subject to this lock-up agreement at any time without notice.

Yours faithfully,

/s/ Polys Hajioannou

Name: Polys Hajioannou

Title: Chief Executive Officer